U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                           CHIPOTLE MEXICAN GRILL, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


(CtW Investment Group logo) CtW Investment Group @CtWInvGrp May 5
                            ISS recommends against #sayonpay at Chipotle over #execpay - ow.ly/wuqK6 #corpgov - CtW IG calls for board to act now #corpgov

[The statement cited in the link in this tweet is available at http:// www.sec.gov/Archives/edgar/data/1058090/000137773914000021/cmgrelease.txt]


(CtW Investment Group logo) CtW Investment Group @CtWInvGrp May 3
                            Chipotle CEOs make a combined $58M as burrito bowl prices rise nyp.st/1mn1NbV via @nypost #corpgov #execpay #ceopay

[The May 2, 2014 article in the New York Post that is mentioned in this tweet, entitled "Chipotle CEOs make a combined $58M as burrito bowl prices rise" is available at: http://nypost.com/2014/05/02/chipotle-ceos-make-a-combined-58m-as-burrito-bowl-prices-rise/]